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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                        SODEXHO MARRIOTT SERVICES, INC.
                           (Name of Subject Company)

                            SODEXHO ALLIANCE, S.A.
                                   (Offeror)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                            -----------------------

                                   833793102
                     (Cusip Number of Class of Securities)

                                 Bernard Carton
                             Sodexho Alliance, S.A.
                                3, avenue Newton
                      78180 Montigny-le-Bretonneux, France
                          Telephone: 011-331-3085-7304
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                              Paul Kingsley, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

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

                                                                 [Press Release]
                                                   Paris, France - May 2nd, 2001


           SODEXHO ALLIANCE AGREES TO BUY SODEXHO MARRIOTT SERVICES

SODEXHO ALLIANCE (EXHO; PARIS) announced today that it has reached an agreement with Sodexho Marriott Services, Inc. (SDH; NYSE) to acquire all Sodexho Marriott Services shares it does not already own for $ 32 per share in cash. Based on 33.7 million Sodexho Marriott Services shares held by the public, the total equity value of the transaction is approximately $ 1 079 million.

Under the agreement, Sodexho Alliance will make a cash tender offer for the publicly held Sodexho Marriott Services shares followed by a merger. The tender offer is not subject to any financing condition but is subject to other customary closing conditions.

Vested employee stock options will be cashed out at their spread value and unvested options will be rolled over into Sodexho Alliance stock-based awards. Sodexho Alliance intends to obtain a NYSE listing before the end of the first calendar quarter of 2002.

Sodexho Alliance has held an approximate 48% interest in Sodexho Marriott Services since its formation in 1998. On January 24, 2001 Sodexho Alliance made an acquisition proposal to Sodexho Marriott Services at $27 per share. The Board of Directors of Sodexho Marriott Services designated a Special Committee of independent directors to evaluate Sodexho Alliance's offer. The current transaction at $ 32 per share has been approved by the Board of Directors of Sodexho Marriott Services based on the recommendation of the Special Committee.

On April 6, 2001, Sodexho Alliance announced the acquisition of Sogeres in France and Wood Dining Services in the United States. Completion remains subject to customary conditions, including approval by the European Commission and Federal Trade Commission in the United States.

Sodexho Alliance has arranged new debt facilities required to fund the acquisition of Sogeres and Wood Dining Services, the 52% of Sodexho Marriott Services it does not already own together with options cashed out and transaction fees and, as appropriate, to refinance existing debt of Sodexho Marriott Services.

Assuming favorable market conditions, Sodexho Alliance intends to raise approximately Euro 1 billion by way of a rights issue to existing shareholders. Bellon SA (a 40.2% shareholder of Sodexho Alliance, controlled by the family of Pierre Bellon, Chairman of Sodexho Alliance) has indicated that it will subscribe in full for its share of the rights issue.

Since Sodexho Alliance already consolidates Sodexho Marriott Services in its accounts, upon completion of the above acquisition and refinancing transactions, the additional debt on Sodexho Alliance's balance sheet will be approximately Euro 800 million and the debt to equity ratio will be 1.12.

As Sodexho Alliance has demonstrated in the past following the acquisition in 1995 of Gardner Merchant (UK, Holland) and Partena (Scandinavia) and in 1998, when Sodexho Marriott Services was formed, strong and predictable growth in cash flows should enable the Sodexho Group to deleverage rapidly. Within 3 years, Sodexho Alliance anticipates returning to its targeted financial ratios:
EBITA greater than 5 times interest expense and debt representing less than 4 years of cash flow.

In the current market conditions, Sodexho Alliance expects the acquisition of the Sodexho Marriott Services shares it does not already own to be accretive to fiscal 2002 and 2003 earnings per share by 6% before goodwill amortization and neutral after goodwill amortization.

As previously announced, the acquisition of Sogeres and Wood Dining Services is expected to be accretive to earnings per share in fiscal 2002 and 2003 respectively by 3% and 5% before goodwill amortization and by 1% and 3% after goodwill amortization.

Pierre Bellon, Chairman of Sodexho Alliance, declared: "These transactions will allow us to reinforce our worldwide leadership in Food and Management Services and our position in the segments with the highest potential for growth: healthcare, seniors and education. Furthermore, the acquisition of 100% of Sodexho Marriott Services will reinforce group coherence by linking even more closely Sodexho Alliance and Sodexho Marriott Services associates.

We have the highest regard for and full confidence in the management and associates of Sodexho Marriott Services. We do not anticipate any change in the management, strategy or operations of Sodexho Marriott Services."

                                      000

US Legend: Sodexho Alliance has not yet commenced the tender offer described in this press release. Upon the commencement of the tender offer, Sodexho Alliance will file a tender offer statement with the Securities and Exchange Commission (SEC). Sodexho Marriott Services shareholders should read this tender offer statement when it becomes available, because it will contain important information. The tender offer statement and other documents filed by Sodexho Alliance will be available free of charge at the SEC's website (http://www.sec.gov) and also from the information agent for the offer.


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               Contact: Jean-Jacques Vironda - Investor relations
              Tel.: +33 (1) 30 85 72 03 - fax +33 (1) 30 85 51 81-
                E-mail: vironda.jeanjacques@sodexho-alliance.fr
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